

13010969

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 27 2013

Washington DC
400

SEC
Mail Processing
Section

FEB 27 2013

Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47862

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ramat Securities, Ltd.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

23811 Chagrin Blvd., Suite 200
                              (No. and Street)

Beachwood   Ohio   44122
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Zlatin   (216) 595-0987
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd
                    (Name – if individual, state last, first, middle name)

1350 Euclid Ave., Suite 800	Cleveland	Ohio	44115
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____David Zlatin_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Ramat Securities, Ltd._____ , as

of _____December 31_____ , 20_12_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____ Signature

_____ Title

_____ Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PUBLIC

RAMAT SECURITIES, LTD.

DECEMBER 31, 2012

TABLE OF CONTENTS


Cohen
Fund Audit Services

Cohen Fund Audit Services, Ltd.   216.649.1700
1350 Euclid Ave., Suite 800   216.579.0111 *fax*
Cleveland, OH 44115-1877

www.cohenfund.com



MEMBERS
RAMAT SECURITIES, LTD.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Ramat Securities, Ltd. as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Ramat Securities, Ltd. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Cohen Fund Audit Services

February 22, 2013
Cleveland, Ohio



STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 11,630
Interest and dividends receivable	130,305
Receivable from clearing firm	1,197,453
Marketable securities owned, at fair value	28,603,265
Subscription receivable	375,000
Furniture and equipment – At cost – Less accumulated depreciation of $30,900	3,595
	$ 30,321,248

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Payable to clearing broker	$ 6,989,341
Options written, at fair value	656,390
Subordinated interest payable	1,142,451
Subordinated borrowings	3,600,000
	12,388,182

COMMITMENT

MEMBERS' EQUITY	17,933,066
	$ 30,321,248

The accompanying notes are an integral part of this statement.

NOTES TO THE FINANCIAL STATEMENT

1.   ORGANIZATION

Ramat Securities, Ltd. (the Company) was formed as a limited liability company under the laws of the State of Ohio on November 22, 1994. The Company shall continue for thirty (30) years unless sooner terminated in accordance with its operating agreement. The Company is registered with the Securities and Exchange Commission (SEC) and in the states of Ohio, Arizona, Connecticut, Florida, Illinois, New Jersey, New York and Pennsylvania and is a member of the Financial Industry Regulatory Authority (FINRA) and the NASDAQ, as a broker-dealer. The Company is involved in the trading of fixed income securities, equity securities, and options.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker or dealer in the following activities: dealer to dealer trading, put and call broker or dealer, option writing, non-exchange member arranging for transactions in listed securities by exchange members, and trading securities for its own account.

Cash and Cash Equivalents

At times during the year, the Company may maintain cash accounts with financial institutions in excess of the Federal Deposit Insurance Corporation insurance limits. The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Marketable Securities Owned

Securities and commodities transactions are recorded on a trade-date basis as securities transactions occur. Marketable securities are valued at quoted market prices.

Subscription Receivable

The Company will enter into agreements to purchase issues of securities and bonds and these are recorded as a subscription receivable when the agreement is reached and the money is transferred to the issuer. Subscription receivable is recorded at the cost of the securities and bonds, as determined by an agreement, to be received.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over five to seven years.

Income Taxes

The Company has elected to be treated as a partnership as defined by the Internal Revenue Code. As a result, there is no provision for income taxes in the accompanying financial statements. The members of the Company are to include their respective share of profits and losses of the Company in their individual and corporate tax returns.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2012, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2009.

Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS

In accordance with GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The various inputs that may be used to determine the fair value of the Company's assets and liabilities are summarized in three broad levels:

Level 1   Quoted prices in active markets for identical securities
Level 2   Other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.)
Level 3   Significant unobservable inputs (including the Company's own assumptions used to determine value)

NOTES TO THE FINANCIAL STATEMENT

3.   ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS (Continued)

Generally, the Company utilizes quoted market prices and other relevant information generated by market transactions to measure fair value when available. The fair value of corporate bonds is estimated by a pricing service based on recent transactions, bond spreads and other observable data. Common and preferred stocks and options are valued at the last reported sales prices from a national securities exchange on the day of valuation. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques. In certain cases, the Company may be required to make judgments about assumptions that market participants would use in estimating the fair value of financial instruments (Level 3 valuations).

Assets and liabilities measured at fair value are comprised of the following at December 31, 2012:

Description - Assets	Level 1	Level 2	Level 3
Common stocks			
Investment companies	$ 4,142,153		
Financial institutions	7,164,961		
Real estate	3,437,454		
Media	3,254,341		
Mortgage insurance	4,821,223		
Insurance companies	160,556		
Brokerage	227,692		
Manufacturing	54,946		
Energy	72,391		
Other	354,821		
Total common stocks	23,690,538		
Preferred stocks			
Financial institutions	64,203		
Options held			
Automobile	577,500		
Financial institutions	120,350		
Mining	127,860		
Insurance	94,350		
Other	87,050		
Total options held	1,007,110		
Corporate bonds			
Media		$ 3,841,414	
	$24,761,851	$ 3,841,414	$ -

Description - Liabilities	Level 1	Level 2	Level 3
Options written			
Automobile	$ (226,550)		
Insurance companies	(118,600)		
Mining	(156,020)		
Other	(155,220)		
	$ (656,390)	$ -	$ -

NOTES TO THE FINANCIAL STATEMENT

3. ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS (Continued)

At December 31, 2012, the Company held Level 3 securities having a fair value of $0.

4. FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally options, are based on quoted market prices.

Derivatives used for economic hedging purposes include purchased options. The Company does not apply hedge accounting as defined in GAAP as all financial instruments are recorded at fair value with changes in fair values reflected in earnings.

Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

Fair values of derivative instruments as of December 31, 2012:

Derivatives not Designated as Hedging Instruments	Statement of Financial Condition location	Asset Derivatives	Liability Derivatives
Call options purchased	Securities owned, at fair value	$ 990,750	
Put options purchased	Securities owned, at fair value	16,360	
Call options written	Options written, at fair value		$424,500
Put options written	Options written, at fair value		231,890
Total derivatives not designated as hedging instruments		$1,007,110	$656,390

As of December 31, 2012, the gross number of contracts of derivative financial instruments held is as follows:

	Number of Contracts
Call options purchased	2,740
Put options purchased	240
Call options written	3,150
Put options written	6,175
	12,305

The fair values of derivative financial instruments included in securities owned and options written as of December 31, 2012, are as follows:

Type	Fair Value at Year End Assets Derivatives	Liability Derivatives
Options purchased	$1,007,110	
Options written		$656,390
Total	$1,007,110	$656,390

NOTES TO THE FINANCIAL STATEMENT

5.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include exchange-traded options. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options is limited to the unrealized fair valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

6.   PAYABLE TO CLEARING BROKER

The payable to clearing broker is for the Company's transactions. The payable as well as options written are collateralized by all securities owned by the Company.

7.   SUBORDINATED BORROWINGS AND SUBORDINATED INTEREST

At December 31, 2012, subordinated borrowings consisted of six subordinated notes payable to a member of the Company with a combined principal balance of $3,600,000. The subordinated notes bear interest at rates ranging from 5% to 6.25% per annum. The accrued interest and principal on the subordinated notes mature in 2014, 2015 and 2017.

At December 31, 2012, subordinated interest payable of $1,142,451 consisted of the current and prior year's interest payable on subordinated borrowings of $217,846 and $924,605, respectively. The Company intends to have all additional interest accrued on the subordinated borrowings to be subordinated until the maturity dates of the subordinated notes.

At December 31, 2012, future maturities of the subordinated notes and interest are as follows:

	Subordinated Notes	Subordinated Interest
2014	$ 500,000	$ 109,760
2015	600,000	124,471
2016		
2017	2,500,000	908,220
	$ 3,600,000	$ 1,142,451

NOTES TO THE FINANCIAL STATEMENT

7. SUBORDINATED BORROWINGS AND SUBORDINATED INTEREST (Continued)

The subordinated borrowings and interest are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they cannot be repaid.

8. NET CAPITAL REQUIREMENTS OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $100,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2012, the Company had net capital of $16,160,656, which was $16,060,656 in excess of its required net capital of $100,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2012, the ratio was .00 to 1.

9. COMMITMENT

Leases

The Company leases the property used for its business location through June 30, 2013, for $2,579 per month. The lease contains three one year extensions at similar terms. The lease is guaranteed by one of the members of the Company. Minimum annual rental payments for this lease at December 31, 2012, are as follows:

2013	$ 15,474

10. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of Rule 15c3-3.



focused.
experienced.
responsive.

RAMAT SECURITIES, LTD.

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

